EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2016 Financial Results and Provides Third Quarter 2016 Guidance

Company Meets Q2 Revenue and Gross Margin Guidance, and Beats EPS Guidance
Provides Q3 2016 Guidance Revenue to Increase 5.0% to 10.0% Sequentially, Gross Margin to be Flat to Slightly Down, GAAP EPS to be 6.0 to 8.0 Cents and Non-GAAP EPS to be 10.0 to 12.0 Cents

  Net revenue for the quarter increased 11.5% sequentially to $201.1 million, meeting high end of guidance.
  Compared to the previous quarter, small and medium-sized panel driver sales increased 14.0% and large-sized panel driver sales increased 2.8%, driven by accelerating 4K TV penetration. Non-driver sales increased 22.1%, led by growth of AR/VR related business.
  Gross margin for the quarter increased 230 bps to 26.1% from Q2 2015, meeting high end of guidance.
  Q2 2016 GAAP net income was $19.8 million, or 11.5 cents per diluted ADS, exceeding guidance of 8.5 to 10.5 cents. GAAP net income increased 51.2% from Q1 2016 and increased 124.0% from Q2 2015.
  Company remains positive on its business outlook for the second half of 2016.
  Company kick-started its expansion plan for next generation LCOS and WLO product lines based upon customers’ demands and feedbacks for mass production.

TAINAN, Taiwan, Aug. 11, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2016.

SUMMARY FINANCIALS

Second Quarter 2016 Results Compared to Second Quarter 2015 Results (USD in millions) (unaudited)
	Q2 2016	Q2 2015	CHANGE
Net Revenue	$201.1 million	$169.2 million	+18.8%
Gross Profit	$52.5 million	$40.3 million	+30.2%
Gross Margin	26.1%	23.8%	+2.3%
GAAP Net Income Attributable to Shareholders	$19.8 million	$8.8 million	+124.0%
Non-GAAP Net Income Attributable to Shareholders	$20.2 million (1)	$9.3 million (2)	+115.7%
GAAP EPS (Per Diluted ADS, USD)	$0.115	$0.051	+123.8%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.117 (1)	$0.054 (2)	+115.5%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax

Second Quarter 2016 Results Compared to First Quarter 2016 Results (USD in millions) (unaudited)
	Q2 2016	Q1 2016	CHANGE
Net Revenue	$201.1 million	$180.3 million	+11.5%
Gross Profit	$52.5 million	$47.2 million	+11.2%
Gross Margin	26.1%	26.2%	-0.1%
GAAP Net Income Attributable to Shareholders	$19.8 million	$13.1 million	+51.2%
Non-GAAP Net Income Attributable to Shareholders	$20.2 million (1)	$13.5 million (2)	+49.8%
GAAP EPS (Per Diluted ADS, USD)	$0.115	$0.076	+51.2%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.117 (1)	$0.078 (2)	+49.7%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.

"We are pleased to report that we achieved both top and bottom line growth during the quarter as preannounced on July 5th. Our 2016 second quarter revenue was $201.1 million. Gross margin for the quarter was 26.1%. Second quarter GAAP earnings per diluted ADS came in at 11.5 cents. Both our 2016 second quarter revenues and gross margin reached the high end of our guidance while EPS exceeded our guidance provided in May,” began Mr. Jordan Wu, President and Chief Executive Officer of Himax. “The sequential revenue growth was due mostly to strong sales in small and medium-sized driver IC business from our Chinese smartphone customers. Accelerating AR/VR related business from LCOS and WLO shipments to our leading US customer also contributed to the second quarter growth.”

Mr. Wu concluded: “We are very encouraged to experience the continuous growth in both our driver and non-driver business segments as we have started to benefit from new business opportunities not enjoyed by many of our competitors. Notably, we saw increased market share of our large panel driver ICs, shipment increases from our small and medium-sized driver IC customers and the phenomenal performance of AR/VR related products which increased by several folds. Two of the key achievements of our smartphone driver IC business are the shipments of our OLED driver IC design and the successful launch of our TDDI (Touch and Display Driver Integration) products. Both products were actively sought after by mobile device makers, module houses, and panel makers. Lastly, the staggering success of Pokémon Go highlights the most revolutionary technologies in our LCOS and WLO product line and AR/VR, their key applications. Some of the world’s largest and most impactful technology companies have continued to work closely with us on their AR/VR devices using our LCOS, WLO and/or driver IC solutions. Some of them have announced the launch of their products in 2016. We have just kick-started our expansion plan for next generation LCOS and WLO product lines backed upon our customers' demands and feedbacks. The next generation expansion will substantially enlarge our existing capacity and lift our technology to another level, thereby further strengthening our leadership position in the AR sector worldwide. We expect the expansion project will enjoy a phenomenal return on investment in the years to come. In summary, we are seeing strong momentum across all our major product lines and feel excited about the growth prospect of 2016 and beyond.”

Second Quarter 2016 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q2 2016%		Q2 2015%		% Change
Display drivers for large-sized panels	$67.5	33.6%	$54.3	32.1%	+24.4%
Display drivers for small/medium-sized panels	$90.6	45.0%	$82.8	48.9%	+9.4%
Non-driver products	$43.0	21.4%	$32.1	19.0%	+33.6%
Total	$201.1	100.0%	$169.2	100.0%	+18.8%

	Q2 2016%		Q1 2016%		% Change
Display drivers for large-sized panels	$67.5	33.6%	$65.7	36.4%	+2.8%
Display drivers for small/medium-sized panels	$90.6	45.0%	$79.4	44.1%	+14.0%
Non-driver products	$43.0	21.4%	$35.2	19.5%	+22.1%
Total	$201.1	100.0%	$180.3	100.0%	+11.5%

The second quarter revenue of $201.1 million represented an 11.5% sequential increase and an 18.8% increase year-over-year. Revenue from large panel display drivers was $67.5 million, up 2.8% sequentially, and up 24.4% from a year ago. Large panel driver ICs accounted for 33.6% of the Company’s total revenues for the second quarter, compared to 36.4% in the last quarter and 32.1% a year ago. As opposed to original guidance of high-single-digit sequential growth, the Company’s large panel driver business grew just low-single-digit due to a certain customer’s short-noticed adjustment of production plan for its monitor products. Without the last minute change, the Company could have achieved high-single-digit sequential growth that it guided. Despite the lower than expected sales mentioned above, the Company’s large panel products actually enjoyed close to 25% year-over-year growth mainly thanks to strong demands from Chinese panel customers with 4K TV still the major growth engine. In China, the Company’s driver IC business for large panel almost doubled year-over-year during the quarter. In comparison, worldwide large-size TFT-LCD panel shipments declined around 3% in the same period, according to market research firm IHS. It is especially worth highlighting that Himax’s engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea all remain robust and the Company expects these trends to continue throughout the year.

Revenue for small and medium-sized drivers came in at $90.6 million, up 14.0% sequentially and up 9.4% from the same period last year. Driver ICs for small and medium-sized applications accounted for 45.0% of total sales for the second quarter, as compared to 44.1% in the previous quarter and 48.9% a year ago. Sales into smartphones were especially robust, up more than 30% sequentially and close to 25% year-over-year. Himax has the most comprehensive coverage of leading Chinese smartphone names and their growing market share has led to the Company’s good result this quarter. Additionally, driver ICs for tablets also resumed growth following several quarters of decline, thanks to new product launches from several leading brand customers in the US and Korea.

Revenues from non-driver businesses were $43.0 million, up 22.1% sequentially and up 33.6% from the same period last year. Non-driver products accounted for 21.4% of total revenues, as compared to 19.5% in the previous quarter and 19.0% a year ago. The sequential growth was driven mainly by the LCOS and WLO shipments for AR applications. Other product lines such as touch panel controller, power IC, ASIC and NRE incomes also enjoyed sequential growth. The performance of LCOS and WLO was phenomenal, increasing several folds year-over-year as the Company’s major customer started producing its AR product. The growth was, however, partially offset by the decline of programmable gamma OP and CMOS image sensors.

GAAP gross margin for the second quarter was 26.1%, around flat from the previous quarter and up 230 basis points from the same period last year. The Company has been able to maintain a relatively strong margin mainly thanks to a more favorable product mix in small and medium-sized driver ICs and higher engineering fees from AR/VR new project engagements. Gross margin expansion was also a testament to Himax’s cost reduction measures. Gross margin improvement remains one of the Company’s business focuses.

Second quarter GAAP operating expenses were $30.6 million, down 4.4% from the preceding quarter and little changed from a year ago. GAAP operating margin for the second quarter of 2016 improved to 10.9% from 5.2% for the same period last year and 8.4% a quarter ago. GAAP operating income for the second quarter of 2016 increased 44.3% sequentially and 146.8% year-over-year.

Reported GAAP net income for the second quarter was $19.8 million, or 11.5 cents per diluted ADS, compared to $13.1 million, or 7.6 cents per diluted ADS, in the previous quarter and $8.8 million, or 5.1 cents per diluted ADS, a year ago. GAAP net income increased 51.2% quarter-over-quarter and 124.0% year-over-year, respectively. GAAP EPS exceeded the Company’s 8.5 to 10.5 cents guided range.

The sequential and year-over-year profit increase was a combination of higher revenue and much improved gross margin, together with lower operating expenses.

Second quarter non-GAAP net income, which excludes the share-based compensation and acquisition-related charges, was $20.2 million, or 11.7 cents per diluted ADS, compared to $13.5 million last quarter and $9.3 million the same period last year.

Balance Sheet and Cash Flow

Himax had $179.3 million of cash, cash equivalents and marketable securities as of the end of June 2016, compared to $164.5 million at the same time last year and $168.0 million a quarter ago. On top of the above cash position, restricted cash was $138.0 million at the end of the quarter, a decrease of $42.5 million from the preceding quarter. The restricted cash is mainly used to guarantee the company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remains a debt-free company.

Inventories as of June 30, 2016 were $186.7 million, little changed sequentially and year over year. Accounts receivable at the end of June 2016 were $187.9 million as compared to $182.3 million a year ago and $173.0 million last quarter. DSO was 90 days at the end of June 2016, as compared to 95 days a year ago and 87 days at end of the last quarter.

Net cash inflow from operating activities for the second quarter was $13.1 million as compared to an outflow of $13.8 million for the same period last year and an inflow of $21.5 million last quarter.

Capital expenditures were $1.7 million in the second quarter of 2016 versus $2.0 million a year ago and $2.2 million last quarter. The capital expenditure in the second quarter consisted mainly of purchases of R&D related equipment.

Fiscal Year 2015 Dividend Declaration

During the second quarter, the Company declared an annual cash dividend of 13 cents per ADS, totaling $22.3 million, which was paid out in early August. Himax’s dividend is determined primarily by the prior year’s profitability. The Company’s decision to pay out 89.0% of last year’s net profit demonstrates the Company’s continued support for its shareholder base and strong confidence in the outlook for revenues and earnings growth in 2016 as well as its long-term growth prospect.

Share Buyback Update

As of June 30, 2016, Himax had 171.9 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2016 Investor Outreach and Conferences

Ms. Jackie Chang, CFO and Ms. Penny Lin, internal IR Manager, and Mr. John Mattio, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences in the U.S. and Asia. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The increasing momentum of the Company’s large panel driver IC sales will continue to come from China and the world’s accelerating 4K TV adoption. Himax’s smartphone driver IC business has rebounded well this year, reflecting its leading position in Chinese smartphone market where the Company’s end brand customers are performing strongly, and better demand are stimulated by rising 4G adoption. Leveraging on its technology leader and early mover advantage in AMOLED driver and pure in-cell TDDI technology, Himax is well positioned to benefit from increasing adoption of AMOLED and pure in-cell displays. For non-driver products, the true highlight of the year will be LCOS microdisplay and WLO products, which are integral parts of the eco-system for the booming AR sector. During the first three quarters of the year, LCOS and WLO combined will grow more than ten times through accelerating shipment to the Company’s existing AR customers. Himax is also making good progress in new territories such as IoT and machine vision with its CIS and WLO products, evidenced by more design-ins and engagements with leading consumer electronic brands and a leading international smartphone chipset maker. Overall, the Company is seeing strong momentum across its major product lines and feels very good about the growth prospect of 2016 and beyond.

For reasons mentioned earlier, the Company’s large panel driver IC sales and market share have further increased this year. The Company expects its large panel IC revenue to grow by double digit sequentially and more than 50% year-over-year. In addition to benefiting from its leading market share in China and in 4K TV, Himax is also leading the charge in new technology areas such as 8K TV by working with its Chinese and Korean panel customers.

The other segment in Himax’s driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Demand for driver ICs for smartphone has remained strong but the Company’s sales in this area will likely be around flat sequentially in Q3, as the Company can hardly make enough delivery for the surging rush orders of late from Chinese and Korean end customers. However, it will still grow around 20% year-over-year. The Company also continues to see resolution upgrade in the second half of the year, which should help mitigate some gross margin pressure for the product segment. On AMOLED, demand has taken off as smartphone brand customers increasingly adopt AMOLED panels in their premium models. This trend has attracted more panel makers to ramp up their investments in AMOLED manufacturing and accelerate their timetable for the development and mass production of AMOLED panels. Himax has been collaborating closely with multiple panel customers across Korea, China and Japan for AMOLED product development and is seeing more design-ins especially with key Chinese and Japanese panel customers and smartphone makers. Such progress reaffirms its technology leadership. Himax believes that AMOLED driver IC will kick off a new growth cycle for its small panel driver IC business starting 2017.

Automotive has been the best-performing category among driver ICs used in small and medium-sized panels in recent years. The Company expects the category’s Q3 revenue to grow double digit sequentially and more than 30% year-over-year. The strong growth will likely continue into the next few years. Its confidence comes from the fact that higher resolution and larger panels are becoming mainstream for automotive applications. With numerous top automobile brands having been its indirect end customers, the Company is well positioned to take advantage of this fast growing market. Further, Himax’s driver ICs used in tablets resumed growth in the first half and will continue to produce noteworthy growth in the second half of the year, driven by the strength of high-resolution displays of 10” and above. Overall, the Company expects small and medium-sized driver IC segment in the third quarter to be up by high-single-digit sequentially.

For the past few years, the non-driver business segment has been the Company’s most exciting growth area and a differentiator for Himax. New product developments continue to evolve and gain traction, and the Company remains positive on the long-term growth prospect of its non-driver businesses.

The Company expects high-single-digit growth in its non-driver products for the third quarter. Sales of timing controller, touch panel controller, ASIC chip, wafer level optics and LCOS microdisplay will deliver strong growth this quarter, partially offset by lower sales of the CMOS image sensors.

Numerous on-cell design wins from leading Chinese smartphone names have led to growing sales of the Company’s touch panel controller in Q2 and it expects the growth to further accelerate throughout the rest of 2016. Himax is also one of the pioneers in offering TDDI solutions and are in partnerships with essentially all of the display makers in the state-of-art pure in-cell touch panel for joint technological development. The volume shipment record from a leading Chinese smartphone customer validates the Company’s leading pioneer position. The Company is adding more design-wins and will start shipping in mass production of its TDDI solutions to additional Chinese and Korean smartphone customers and panel makers in the second half of 2016. Along with AMOLED DDIC, TDDI is another major growth engine for its small panel business starting from 2017.

The recent staggering success of Pokémon Go has provided a looking glass into the future trajectory of the AR technology and given one early answer for why and how you’d want it to. Since its launch just over a month ago, the AR game has taken the digital world by storm with already more than 100 million app downloads and 20 million active users. Thanks to the viral popularity of Pokémon Go, AR is now getting the attention and consumer validation that the Company, at Himax, has always known to be possible. While the Company must give credit where it is due, the AR technology used by Pokémon Go today is still quite primitive. Compared to the AR/MR technologies being developed by Himax’s customers and partners, Pokémon Go pales in comparison in terms of how AR can bring alive the consumer experience to interact directly with the physical environment with more sophisticated holographic imagery, 3D sensing and real-time surroundings detection. If you have not seen demonstration of AR devices already, its holographic imagery will actually appear on your desk, your chair or walking next to you on the street. Moreover, the world of AR is much more than just gaming. It represents a next generation computing platform. Future versions of the technology will cover both commercial and consumer uses and will be much more sophisticated and produce an endless stream of uses. These could include daily computing in a virtual office, social networking, teleconferencing, etc. Due to the eye-opening effect of Pokémon Go, those who thought AR required several more years to gain traction are changing their models as the game, almost overnight, elevated AR to mass-market and added 10's of billions of dollars to its market potential in the next few years. A new and lucrative marketing tool on top of AR software and applications are being created that will catapult AR device development and intensify further investment in the sector. The Company believes the path Pokémon Go started will prompt an AR industry that most didn’t think possible before.

Having invested in related technologies for over 15 years, Himax is uniquely positioned as the provider of choice for microdisplay and related optics, both critical enablers to the AR device. AR is projected by many market research firms to be grabbing a lion’s share in the addressable market of AR/VR product segment. With little competition, the Company continues to work with 30+ new and existing customers for various AR devices, many of which you have seen news from lately. The Company’s design engagements now cover leading companies in a wide variety of industries such as gaming, search, mobile, social media, military, automotive, wearable, and toy. Many of the Company’s customers have committed huge amounts of R&D and capital to capture the rapidly expanding future of this game changing product category.

Himax expects revenues and shipments of its LCOS and WLO will continue to accelerate during the second half of 2016. Further new launches of AR products from more customers, as well as increasing shipment of existing customers, could greatly lift the Company’s sales of these two product areas during 2017. With little new capital investment, the Company will be able to substantially enlarge its output to meet additional demands through de-bottlenecking and continuous yield improvement. Looking beyond 2017, however, the Company will need further capacity for its LCOS and WLO products to address the strong demand anticipated out of the busy design-in activities that it is having right now.

The Company is pleased to report that it has just kick-started its expansion plan for next generation LCOS and WLO production lines. Backed upon its customers' demands and feedbacks, the expansion plan includes a major increase of new capacity based upon state-of-the-art processes largely developed from within. The new production lines will not only offer far better cost and product quality for mass production, it is also a major technology advancement for very high end products of the future. The total investment is now budgeted to be $80 to $100 million for monthly capacities of 3,000 12” wafer input for LCOS and 6,000 8” equivalent mother glass input for WLO. The actually output volume can vary widely, depending on the size of the chips. For LCOS, a 12” wafer can yield between 80 and 1,500 chips on the Company’s existing product designs, while for WLO, an 8” mother glass can produce as many as thousands of chips or as few as less than ten. The scheduled mass production is end of 2017 to early 2018. The new capacity will be located at a newly acquired land adjacent to its headquarters in Tainan which is 5 hectares in size, some 1.6 times the size of its current headquarters. The investment will be financed through the Company’s internal resources and existing bank facilities. The current plan only uses around 20% of the land; the Company will therefore still have plenty of room for future expansion. It has also reserved sufficient space in the building for customers’ future consignment needs. Part of its existing WLO equipment is purchased by Himax’s customer and consigned to the Company.

To sum up, the next generation expansion will substantially enlarge Himax’s existing capacity and lift its technology to another level, thereby further strengthening the Company’s leadership position in the AR sector worldwide. The Company believes this is just the beginning of a long term growth story.

Of note about LCOS and WLO, they enjoy better margin compared to the Company’s corporate average. The margin will be further lifted with new designs from a more diversified customer base and, in particular, the commencement of the new fabs’ mass production. Himax expects the expansion project will enjoy a phenomenal return on investment in the years to come.

For VR applications, the Company has been developing customized driver chips for next generation OLED panels with two top-notch VR players. Additionally, it has started to engage with certain VR customers to develop their AR devices. Himax expects mass production to start in late 2016 to early 2017.

Himax continues to make good progress in two new smart sensor areas which it announced earlier by collaborating with certain heavyweight partners, including leading consumer electronics brands and a leading international smartphone chipset maker. By pairing a DOE integrated WLO laser diode collimator with a near infrared (NIR) CIS, the Company is offering the most effective total solution for 3D sensing and detection in the smallest form factor which can be easily integrated into next generation smartphones, AR/VR devices and consumer electronics. Similarly, the ultra-low-power QVGA CMOS image sensor can also be bundled with the Company’s WLO module to support super low power computer vision to enable new applications across mobile devices, consumer electronics, surveillance, drones, IoT and artificial intelligence. The Company will report the business developments in these new territories in due course. Regarding other CIS products, Himax maintains a leading position in laptop application and will increase shipments for multimedia applications.

Third Quarter 2016 Guidance

The Company is providing the following financial guidance for the third quarter of 2016:

Net Revenue:	To be up 5.0% to 10.0% sequentially, representing a 27.5% to 33.6% year-over-year growth
Gross Margin:	To be flat to slightly down sequentially, as compared to 21.8% reported in the third quarter of 2015
GAAP EPS:	6.0 to 8.0 cents per diluted ADS, as compared to net loss of 1.4 cents reported in the third quarter of 2015
Non-GAAP EPS(1):	10.0 to 12.0 cents per diluted ADS, as compared to 1.0 cents reported in the third quarter of 2015

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

As the Company has done in the past, its third quarter GAAP earnings per diluted ADS guidance has taken into account its expected 2016 grant of restricted share units, or RSUs, to the Himax team at the end of September. The 2016 RSUs, subject to Himax’s Board approval, is now assumed to be around $11.5 million, of which approximately $8.1 million, representing 4.0 cents per diluted ADS, will be vested and expensed immediately on September 30th, the grant date. In comparison, the 2015 RSUs totaled $5.0 million, out of which $4.5 million, representing 2.0 cents per diluted ADS, was vested immediately. The grant of RSUs would lead to higher third quarter GAAP operating expenses compared to the other quarters of the year.

In providing the above earnings guidance, the Company has assumed a 13.5% income tax rate for 2016, calculated based on exchange rate of NTD 31.4 against the USD, which is also the exchange rate as of beginning of August 2016.

HIMAX TECHNOLOGIES SECOND QUARTER 2016 EARNINGS CONFERENCE CALL

DATE:	Thursday, August 11th, 2016
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	48151364
WEBCAST:	http://edge.media-server.com/m/p/m75i8dmh

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EDT on August 18th, 2016 (11:59 a.m. Taiwan time, August 19th, 2016) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 48151364. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 10th, 2017.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,878 patents granted and 480 patents pending approval worldwide as of June 30th, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
 www.himax.com.tw

Investor Relations - US Representative

John Mattio, Founder
Lamnia International, LLC.
Tel: +1 (203) 885 -1099
Direct: +1 (203) 885 -1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2016	2015	2016

Revenues	$201,074	$169,185	$180,319

Costs and expenses:
Cost of revenues	148,596	128,885	133,144
Research and development	21,803	22,640	23,402
General and administrative	4,814	4,275	4,581
Sales and marketing	3,962	4,511	4,013
Total costs and expenses	179,175	160,311	165,140

Operating income	21,899	8,874	15,179

Non operating income (loss):
Interest income	329	204	229
Dividend income	700	-	-
Gains (losses) on sale of securities, net	(49)	1,712	(41)
Equity in losses of equity method investees	(198)	(170)	(161)
Foreign currency exchange gains (losses), net	182	(382)	(215)
Interest expense	(190)	(107)	(179)
Other income (losses), net	1	64	(10)
	775	1,321	(377)
Earnings before income taxes	22,674	10,195	14,802
Income tax expense	3,401	2,579	2,220
Net income	19,273	7,616	12,582
Net loss attributable to noncontrolling interests	514	1,216	506
Net income attributable to Himax Technologies, Inc. stockholders	$19,787	$8,832	$13,088

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.115	$0.051	$0.076
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.115	$0.051	$0.076

Basic Weighted Average Outstanding ADS	172,303	171,608	172,303
Diluted Weighted Average Outstanding ADS	172,385	172,206	172,352

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2016	2015

Revenues	$381,393	$348,230

Costs and expenses:
Cost of revenues	281,740	261,898
Research and development	45,205	43,940
General and administrative	9,395	8,768
Sales and marketing	7,975	9,102
Total costs and expenses	344,315	323,708

Operating income	37,078	24,522

Non operating income (loss):
Interest income	558	406
Dividend income	700	-
Gains (losses) on sale of securities, net	(90)	1,802
Equity in losses of equity method investees	(359)	(220)
Foreign currency exchange losses, net	(33)	(695)
Interest expense	(369)	(221)
Other income (losses), net	(9)	78
	398	1,150
Earnings before income taxes	37,476	25,672
Income tax expense	5,621	6,495
Net income	31,855	19,177
Net loss attributable to noncontrolling interests	1,020	2,220
Net income attributable to Himax Technologies, Inc. stockholders	$32,875	$21,397

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.191	$0.125
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.191	$0.124

Basic Weighted Average Outstanding ADS	172,303	171,608
Diluted Weighted Average Outstanding ADS	172,370	172,199

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2016	2015	2016
Share-based compensation
Cost of revenues	$27	$6	$26
Research and development	160	312	161
General and administrative	70	133	70
Sales and marketing	20	83	20
Income tax benefit	(47)	(128)	(48)
Total	$230	$406	$229

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$194	$246
Income tax benefit	(98)	(83)	(99)
Total	$148	$111	$147

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2016	2015
Share-based compensation
Cost of revenues	$53	$13
Research and development	321	624
General and administrative	140	265
Sales and marketing	40	167
Income tax benefit	(95)	(255)
Total	$459	$814

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$492	$388
Income tax benefit	(197)	(166)
Total	$295	$222

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	June 30, 2016	March 31, 2016	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$164,423	$150,521	$161,256
Investments in marketable securities available-for-sale	14,917	17,441	3,262
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	187,925	173,025	182,304
Inventories	186,655	182,814	189,572
Deferred income taxes	3,361	3,372	4,977
Restricted cash, cash equivalents and marketable securities	138,000	180,451	130,000
Prepaid expenses and other current assets	20,356	19,343	18,860
Total current assets	715,637	726,967	690,231
Investment in non-marketable equity securities	10,780	11,211	11,211
Equity method investments	3,277	3,490	3,516
Property, plant and equipment, net	51,056	52,654	54,235
Deferred income taxes	1,074	982	656
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,665	3,913	3,889
Restricted marketable securities	124	124	433
Other assets	1,517	1,912	1,871
	99,631	102,424	103,949
Total assets	$815,268	$829,391	$794,180
Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Short-term debt	$138,000	$180,000	$130,000
Accounts payable	151,842	138,662	125,771
Income taxes payable	11,695	14,775	13,937
Deferred income taxes	140	141	35
Other accrued expenses and other current liabilities	54,729	32,939	79,119
Total current liabilities	356,406	366,517	348,862
Other liabilities	3,783	4,647	4,454
Total liabilities	360,189	371,164	353,316

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 343,815,424 shares, 343,815,424 shares and 342,425,144 shares outstanding at June 30, 2016, March 31, 2016 and June 30, 2015, respectively	107,010	107,010	107,010
Additional paid-in capital	105,881	105,618	108,808
Treasury shares, at cost, 12,884,058 shares, 12,884,058 shares and 14,274,338 shares at June 30, 2016, March 31, 2016 and June 30, 2015, respectively	(9,157)	(9,157)	(10,144)
Accumulated other comprehensive loss	(1,897)	(1,553)	(258)
Unappropriated retained earnings	247,902	250,462	238,299
Himax Technologies, Inc. stockholders’ equity	449,739	452,380	443,715
Noncontrolling interests	1,684	2,191	(6,507)
Total equity	451,423	454,571	437,208
Total liabilities, redeemable noncontrolling interest and equity	$815,268	$829,391	$794,180

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2016	2015	2016

Cash flows from operating activities:
Net income	$19,273	$7,616	$12,582
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,465	3,366	3,450
Share-based compensation expenses	277	534	277
Gain on disposals of investment securities, net	---	(1,682)	---
Loss (gain) on disposals of marketable securities, net	49	(30)	41
Equity in losses of equity method investees	198	170	161
Deferred income tax expense (benefit)	(86)	1,660	(179)
Inventories write downs	3,186	3,269	2,710
Changes in:
Accounts receivable	(14,975)	10,422	4,199
Inventories	(7,027)	(6,698)	(14,150)
Prepaid expenses and other current assets	296	(2,306)	(628)
Accounts payable	13,180	(22,886)	14,240
Income taxes payable	(3,082)	(8,442)	2,651
Other accrued expenses and other current liabilities	(1,669)	1,289	(3,839)
Other liabilities	7	(51)	(10)
Net cash provided by (used in) operating activities	13,092	(13,769)	21,505

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,680)	(2,019)	(2,202)
Proceeds from disposal of property and equipment	---	6	---
Purchases of available-for-sale marketable securities	(10,552)	(8,799)	(6,596)
Proceeds from disposals of available-for-sale marketable securities	12,831	8,015	7,968
Proceeds from disposals of investment securities	---	1,682	---
Proceeds from capital reduction of investment	431	---	---
Purchase of equity method investment	---	(18)	---
Proceeds from (repayments of) refundable deposits, net	394	(87)	6
Releases (pledges) of restricted cash, cash equivalents and marketable securities	451	(93)	(12)
Other receivables from related parties	(1,000)	---	---
Net cash provided by (used in) investing activities	875	(1,313)	(836)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2016	2015		2016
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$1	$7	$	---
Purchases of subsidiary shares from noncontrolling interests	---	(44)		(1)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	42,000	---	---
Proceeds from short-term debt	49,000	50,000		61,000
Repayments of short-term debt	(91,000)	(50,000)		(61,000)
Net cash provided by (used in) financing activities	1	(37)		(1)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(66)	13		24
Net increase (decrease) in cash and cash equivalents	13,902	(15,106)		20,692
Cash and cash equivalents at beginning of period	150,521	176,362		129,829
Cash and cash equivalents at end of period	$164,423	$161,256		$150,521

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$182	$148		$187
Income taxes	$6,591	$9,576		$71

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$1,638	$2,529		$1,388
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	42	(510)		814
Cash paid	$1,680	$2,019		$2,202

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable	$22,348	$51,364	$	---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2016	2015

Cash flows from operating activities:
Net income	$31,855	$19,177
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,915	7,332
Share-based compensation expenses	554	1,069
Gain on disposals of equity method investment	---	(88)
Gain on disposals of investment securities, net	---	(1,682)
Loss (gain) on disposals of marketable securities, net	90	(32)
Equity in losses of equity method investees	359	220
Deferred income tax expense (benefit)	(265)	2,568
Inventories write downs	5,896	5,262
Changes in:
Accounts receivable	(10,776)	37,058
Inventories	(21,177)	(28,729)
Prepaid expenses and other current assets	(332)	(361)
Accounts payable	27,420	(53,557)
Income taxes payable	(431)	(5,301)
Other accrued expenses and other current liabilities	(5,508)	(285)
Other liabilities	(3)	(131)
Net cash provided by (used in) operating activities	34,597	(17,480)

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,882)	(3,861)
Proceeds from disposals of property and equipment	---	6
Purchases of available-for-sale marketable securities	(17,148)	(13,225)
Proceeds from disposals of available-for-sale marketable securities	20,799	12,443
Proceeds from disposals of investment securities	---	1,682
Proceeds from capital reduction of investment	431	---
Purchase of equity method investment	---	(3,708)
Proceeds from disposals of equity method investment	---	179
Proceeds from (repayments of) refundable deposits, net	400	(113)
Releases (pledges) of restricted cash, cash equivalents and marketable securities	439	(96)
Other receivables from related parties	(1,000)	---
Net cash provided by (used in) investing activities	39	(6,693)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2016	2015
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$1	$10
Purchases of subsidiary shares from noncontrolling interests	(1)	(53)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	42,000	---
Proceeds from short-term debt	110,000	190,000
Repayments of short-term debt	(152,000)	(190,000)
Net cash used in financing activities	---	(43)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(42)	6
Net increase (decrease) in cash and cash equivalents	34,594	(24,210)
Cash and cash equivalents at beginning of period	129,829	185,466
Cash and cash equivalents at end of period	$164,423	$161,256

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$369	$222
Income taxes	$6,662	$9,676

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$3,026	$3,911
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	856	(50)
Cash paid	$3,882	$3,861

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable	$22,348	$51,364

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2016	2015	2016
Revenues	$201,074	$169,185	$180,319
Gross profit	52,478	40,300	47,175
Add: Share-based compensation – cost of revenues	27	6	26
Gross profit excluding share-based compensation	52,505	40,306	47,201
Gross margin excluding share-based compensation	26.1%	23.8%	26.2%
Operating income	21,899	8,874	15,179
Add: Share-based compensation	277	534	277
Operating income excluding share-based compensation	22,176	9,408	15,456
Add: Acquisition-related charges –intangible assets amortization	246	194	246
Operating income excluding share-based compensation and acquisition-related charges	22,422	9,602	15,702
Operating margin excluding share-based compensation and acquisition-related charges	11.1%	5.7%	8.7%
Net income attributable to Himax Technologies, Inc. stockholders	19,787	8,832	13,088
Add: Share-based compensation, net of tax	230	406	229
Add: Acquisition-related charges, net of tax	148	111	147
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	20,165	9,349	13,464
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	10.0%	5.5%	7.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc. Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule (Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Six Months Ended June 30,
	2016	2015
Revenues	$381,393	$348,230
Gross profit	99,653	86,332
Add: Share-based compensation – Cost of revenues	53	13
Gross profit excluding share-based compensation	99,706	86,345
Gross margin excluding share-based compensation	26.1%	24.8%
Operating income	37,078	24,522
Add: Share-based compensation	554	1,069
Operating income excluding share-based compensation	37,632	25,591
Add: Acquisition-related charges –Intangible assets amortization	492	388
Operating income excluding share-based compensation and acquisition-related charges	38,124	25,979
Operating margin excluding share-based compensation and acquisition-related charges	10.0%	7.5%
Net income attributable to Himax Technologies, Inc. stockholders	32,875	21,397
Add: Share-based compensation, net of tax	459	814
Add: Acquisition-related charges, net of tax	295	222
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	33,629	22,433
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	8.8%	6.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended June 30,	Six Months Ended June 30,
	2016	2016
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.115	$0.191
Add: Share-based compensation per ADS	$0.001	$0.003
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.117	$0.195

Numbers do not add up due to rounding